UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 376TH MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON JULY 17, 2020

1.  DATE, TIME AND PLACE: July 17th, 2020, at 3:00 p.m., exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 19, paragraph 1 of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.  CALL NOTICE AND ATTENDANCE: The call was made pursuant to the Company’s Bylaws. The members of the Company’s Board of Directors, who sign these minutes, were present, therefore having a quorum under the terms of the Bylaws. The board member Mr. Francisco Javier de Paz Mancho was represented by the Chairman of the Board Mr. Eduardo Navarro de Carvalho, by delegation of vote. The Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera, and the Strategy and New Businesses Vice-President, Mr. Ricardo Guillermo Hobbs, were present, as well as the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as Secretary of the Meeting.

3.  PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Secretary of the Meeting.

4.  AGENDA AND DELIBERATION: Initially, the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera, jointly with the Strategy and New Businesses Vice-President, Mr. Ricardo Guillermo Hobbs, presented the attending members of the Board of Directors with a proposal for presentation of a binding offer for acquisition, by the Company, jointly with TIM S.A. (“TIM”) and Claro S.A. (“Claro”), of the mobile business operated by Oi Móvel S.A. (“Oi Móvel” and “Acquisition”), to be submitted to Bank of America Merrill Lynch, as financial advisor of Oi Group (“Offer”).

Subsequently, it was emphasized that the Offer is subject to certain conditions, especially regarding its selection as “stalking horse” or “first bidder” in the competitive process for sale of the mobile business operated by Oi Móvel. Therefore, in case the Company, TIM and Claro are selected as “stalking horse” or “first bidder” in the competitive process of sale of the mobile business operated by Oi Móvel, then the amount of the Offer presented by them shall be considered as the “minimum bid” for purposes of the first auction to be held in the competitive process and they shall be granted the right to cover the best among the other bids presented therein. In case, however, they are not selected as “stalking horse” or “first bidder”, they shall hold the right to participate in the competitive process, but without the right to cover the best bid presented therein.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 376TH MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON JULY 17, 2020

In case the proposed Offer is accepted, and the Acquisition is completed, each of the interested parties shall receive a portion of the mobile business operated by Oi Móvel.

The Offer comprises the totality of the assets which compose the “UPI Mobile Assets” described in Material Fact and Annexes disclosed on June 15th, 2020 by Oi S.A. – In Judicial Reorganization. In sum, the main assets are: authorization terms for use of radiofrequency, Personal Mobile Service (SMP) customer base, right of use of space in real estate and towers, elements of access and core mobile networks; and systems/platforms.

In this regard, after examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously as described below:

4.1.      Approval of the execution and presentation of the Offer and execution of all documents necessary for the Acquisition: The members of the Board of Directors unanimously approved the proposal presented by the Officers, therefore authorizing the Company to present the Offer, in the terms of the material presented in the Meeting.

In this purpose, the Board of Directors authorized the Company’s Officers to execute the Offer and all other documents necessary for its presentation, as well as for participation in the competitive process. In case the Offer is accepted by Oi Móvel, the Officers are also authorized to perform the Acquisition and execute and negotiate the documents related thereto, including, but not limited to: (i) Share Purchase and Sale Agreement and Other Covenants; (ii) operational and services agreements, and (iii) any other document necessary to participate in the competitive process and perform the Acquisition, in the terms of the material presented in the Meeting.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 376TH MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON JULY 17, 2020

4.2.      Authorization for the Company’s Officers to perform all acts necessary for the effectiveness of the matters resolved upon in this Meeting: The members of the Board of Directors unanimously approved the Company’s Officers to take all measures necessary to conclude and make effective the matters resolved upon in this Meeting.

5.   CLOSING: Since there was no other business to be transacted, the meeting was closed by the Chairman of the Board of Directors, and these minutes were drawn-up. São Paulo, July 17, 2020. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Members of the Board of Directors: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho (represented by Eduardo Navarro de Carvalho by delegation of vote); José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan and Narcís Serra Serra. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 376th Meeting of the Board of Directors of Telefônica Brasil S.A., held on July 17th, 2020, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 19, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director